August 10, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:  Larry Spirgel

Re:                             Select Medical Holdings Corp.

Select Medical Corp.

From 10-K for Fiscal Year Ended December 31, 2015

Filed February 26, 2016

Form 8-K Filed May 5, 2016

File Nos. 001-34465 and 001-31441

Dear Mr. Spirgel:

Select Medical Holdings Corporation and Select Medical Corporation (collectively, the “Company”) confirms receipt of the letter dated July 27, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the annual report of the Company on Form 10-K that was filed with the Commission on February 26, 2016 and the current report of the Company on Form 8-K that was furnished to the Commission on May 5, 2016. In response to the Staff’s comments, the Company acknowledges that:

(1)                                 The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)                                 Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)                                 The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SELECT MEDICAL HOLDINGS CORPORATION

By:	/s/ Michael E. Tarvin
Name:	Michael E. Tarvin
Title:	Executive Vice President, General
Counsel and Secretary

SELECT MEDICAL CORPORATION

By:	/s/ Michael E. Tarvin
Name:	Michael E. Tarvin
Title:	Executive Vice President, General
Counsel and Secretary

cc:  Stephen M. Leitzell, Dechert LLP